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                                    FORM 8-A
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                     PURSUANT TO SECTION 12(b) OR (g) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

                                    VIB CORP
             (Exact name of registrant as specified in its charter)

            California                                 33-0780371
(State of incorporation or organization)   (I.R.S. Employer Identification No.)

1498 Main Street,  El Centro,  California                  92243
(Address of principal executive offices)                 (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

       Title of each class                 Name of each exchange on which
       to be so registered                 each class is to be registered

               None
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        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box [ ]

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box [X]

        Securities Act registration statement file number to which this form relates:

                    333-43021 (if applicable)

        Securities to be registered pursuant to Section 12(g) of the Act:


                           Common Stock, No Par Value
                                (Title of class)

                                    Warrants
                                (Title of class)




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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

Introduction

        Valley Independent Bank (the "Bank") is a California state-chartered bank located in El Centro, California. The Bank's Board of Directors determined that it was in the best interests of the Bank and its shareholders to form a holding company to remain competitive in the Bank's market areas. Toward that end, VIB Corp (the "Registrant") was formed as a California corporation. Under the terms of the Plan of Reorganization and Merger Agreement (the "Merger Agreement") adopted by the Board of Directors of the Registrant and the Bank and approved by the requisite vote of the Bank's shareholders at a Special Meeting of Shareholders held on March 10, 1998, the shareholders and warrant holders of the Bank receive shares of the Common Stock and Warrants to purchase Common Stock of the Registrant on a one-for-one basis at the effective time of the merger, the shareholders of the Bank become the shareholders of the Registrant and the Bank becomes the wholly-owned subsidiary of the Registrant. The merger was consummated on March 12, 1998. As of March 12, 1998, there were issued and outstanding 6,194,116 shares of the Bank's Common Stock and 103,035 Warrants. The Registrant's Common Stock has been listed for trading on the Nasdaq National Market under the symbol "VIBC."

Description of Common Stock

        The authorized capital stock of the Registrant consists of 20,000,000 shares of Common Stock, no par value (the "Common Stock"), and 10,000,000 shares of preferred stock (the "Preferred Stock"). The Preferred Stock may be divided into such number of series as the Board of Directors may determine. The Board of Directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The Board of Directors, within the limits and restrictions stated in any resolution or resolutions of the Board of Directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

        The issuance of Preferred Stock could affect the rights of holders of Common Stock. No shares of Preferred Stock will be issued in connection with the merger and there are no plans to issue Preferred Stock at the present time.

        Holder of shares of the Common Stock are entitled to one vote for each share held of record on all matters voted upon by shareholders. The Registrant's Articles of Incorporation provide for the elimination of cumulative voting in connection with the election of directors and, further, provides for the classification of the Registrant's Board of Directors into two or three classes, depending on whether there are less than nine or more than eight directors, respectively. Cumulative voting entitles a shareholder to give one nominee as many votes as are equal to the number of directors to be elected, multiplied by the number of shares owned, or to distribute his or her votes on the same principle between two or more nominees as he or she sees fit. The elimination of cumulative voting



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and the classification of the Board of Directors will be effective only when the
Registrant becomes a "listed corporation" which will occur when the Bank's listing on Nasdaq is converted to the Registrant, which is scheduled to occur when the merger becomes effective.

        Upon liquidation or dissolution of the Registrant, the assets legally available for distribution to holders of shares of the Common Stock, after payment of all obligations of the Registrant and payment of any liquidation preference of all other classes and series of stock entitled thereto, including Preferred Stock, if any, are distributable ratably among the holders of the Common Stock.

        The holders of the Common Stock have no preemptive rights to subscribe for new issue securities, and shares of the Common Stock are not subject to redemption, conversion, or sinking fund provisions. The shares of the Common Stock, when issued in connection with the merger, will be validly issued, fully paid, and non assessable.

        After the preferential dividends upon all other classes and series of stock entitled thereto shall have been paid or declared and set apart for payment and after the Registrant shall have complied with all requirements, if any, with respect to the setting aside of sums as a sinking fund or for a redemption account on any class of stock, then the holders of the Common Stock are entitled to such dividends as may be declared by the Board of Directors out of funds legally available therefore under the laws of the State of California. Under California law, the Registrant would be prohibited from paying dividends unless: (1) its retained earnings immediately prior to the dividend payment equals or exceeds the amount of the dividend; or (2) immediately after giving effect to the dividend (i) the sum of the Registrant's assets would be at least equal to 125% of its liabilities and, (ii) the current assets of the Registrant would be at least equal to its current liabilities or, if the average of its earnings before taxes on income and before interest expense for the two preceding fiscal years was less than the average of its interest expense for the two preceding fiscal years, the current assets of the Registrant would be at least equal to 125% of its current liabilities.

        The future dividend policy of the Registrant is subject to the discretion of the Board of Directors and will depend upon a number of factors, including earnings, financial condition, cash needs and general business conditions. The Bank's dividend policy has been to retain earnings to increase capital, and the Registrant intends to maintain such policy in the foreseeable future.

        U.S. Stock Transfer Corporation, Glendale, California, serves as the registrar and transfer agent for the Registrant's Common Stock.

Description of Warrants

        Effective with the consummation of the merger, March 12, 1998, the Registrant has 103,035 Warrants outstanding. The following summarizes the terms of the Warrants.

        Exercise Period and Prices; Expiration Date. Each Warrant will entitle the registered holder to purchase from the Registrant, for cash, one(1) share of Common Stock. The Warrants are exercisable through October 29, 1999. Warrants not exercised prior to October 29, 1999, shall



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become null and void, unless extended by the Registrant, subject to regulatory approval. The Warrants shall be exercisable at a price of $19.50(1) per share through October 31, 1998 and at a price of $22.50(1) per share thereafter (the "Exercise Prices"). The Warrants are immediately exercisable.

        Antidilutive Adjustments. The Exercise Prices and the number of shares of the Common Stock purchasable upon exercise of each Warrant are subject to antidilutive adjustments in certain events, including a stock split on the Common Stock, issuance of a stock dividend to holders of the Common Stock, or a reclassification of the Common Stock. No adjustment in the number of shares purchasable upon exercise of the Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. In addition, the Registrant may, at its option, reduce the Exercise Prices at any time, subject to regulatory approval. No fractional shares will be issued upon exercise of Warrants, but the Registrant will pay the market value of any fractional shares otherwise issuable.

        Rights Upon Consolidation, Merger, etc. In case of any consolidation, merger or sale or conveyance of the property of the Registrant, the Registrant may, but is not required to, enter into an agreement with the acquiring corporation for the Warrants to be assumed, with the holder of each outstanding Warrant to have the right, upon payment of the Exercise Price, to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Common Stock into which such Warrants were exercisable immediately prior thereto. If such an agreement is not entered into with the acquiring corporation, then the Warrants will be made exercisable for at least a 30-day period prior to such event and then terminate.

        Reservation of Warrant Shares. The Registrant has authorized and reserved for issuance the shares of the Common Stock initially issuable upon exercise of the Warrants. When delivered, such shares of the Common Stock shall be fully paid and non assessable.

        Exercise of Warrants. To exercise a Warrant, the holder must send to the Registrant the Warrant signed by the holder indicating an election to exercise, setting forth the number of shares to be purchased and enclosing cash, check or any combination thereof for the then applicable total Exercise Price. The Registrant will then return to the holder a certificate evidencing the number of shares of Common Stock issued upon exercise of the Warrant. If fewer than all the shares covered by the Warrant surrendered are being purchased, the Registrant will issue a new Warrant representing the unexercised Warrants.

        No Rights as Shareholders. Warrant holders are not entitled, by virtue of being such holders, to receive dividends or to consent or to receive notice as shareholders in respect to any meeting of shareholders for the election of directors of the Registrant or any other matter, or to vote at any such meeting, or to any other rights whatsoever as shareholders of the Registrant.

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        (1)     These figures have not been adjusted to reflect the Bank's 2%
                stock dividend paid to shareholders of record on December 26, 1997.



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        Available Information. The Registrant plans to furnish to holders of the
Warrants all annual and other reports that it furnishes to holders of the Common Stock. During the term of the Warrants, upon written request, the Registrant will provide to Warrant holders the most current public financial information about the Registrant. Warrant holders are encouraged to request such information before they exercise the Warrants.

        Warrant Agent. U.S. Stock Transfer Corporation serves as the Warrant agent for the Warrants.

ITEM 2.  EXHIBITS.

        The following exhibits are filed as a part of this Registration
Statement:

Exhibit No.           Description
-----------           -----------
1                     VIB Corp Articles of Incorporation(1)

2                     VIB Corp Bylaws(2)

3                     Form of Common Stock Certificate

4                     Form of Warrant Certificate

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        (1)     Filed as Exhibit 3.1 to Registrant's Registration Statement on
                Form S-4 dated December 23, 1997 (the "Form S-4").

        (2)     Filed as Exhibit 3.2 to the Form S-4.


                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                            VIB CORP



Date:     March 19, 1998                       /s/ Harry G. Gooding, III
                                            ------------------------------------
                                            Harry G. Gooding, III
                                            Executive Vice President
                                            and Chief Financial Officer



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